Registration No. 333-141071
Issuer Free Writing Prospectus
Filed pursuant to Rule 433

G U I D E T O I N V E S T I N G I N S T R U C T U R E D P R O D U C T S

A n I n v e s t o r ’ s G u i d e t o S t r u c t u r e d P r o d u c t s

Before you buy an investment, it is important to review your financial situation, investment objectives, risk tolerance, time horizon, diversification needs and need for liquidity with your Financial Advisor. This guide will help you better understand the features, costs and risks associated with investing in structured products, as well as how your Financial Advisor and Wachovia Securities are compensated when you invest in these products.

INTRODUCTION

What Are Structured Products?

In very general terms, structured products are securities whose value is derived from, or based on, a reference asset, market measure or investment strategy. Reference assets and market measures may include single equity or debt securities, indexes, commodities, interest rates and/or foreign currencies, as well as baskets of these reference assets or market measures.

Like other well-known market instruments such as convertible bonds, many structured products are hybrid securities. Structured products typically have two components — a note and a derivative, which is often an option. The note, in some instances, may pay interest at a specified rate and interval. The derivative component establishes payment at maturity, which may give the issuer the right to buy from you, or sell you, the referenced security or securities at a predetermined price. For example, structured products may combine characteristics of debt and equity or of debt and commodities.

Most structured products have a fixed maturity and may pay an interest rate or coupon rate. Structured products also frequently cap or limit the upside participation in the referenced asset, particularly if the security offers principal protection or an enhanced rate of interest.

Structured products are usually created to meet specific needs that cannot be met from the standardized financial instruments available in the markets.

They can be used as:
  an alternative to a direct investment
  a part of the overall asset allocation
  a risk-reduction strategy in a portfolio

Structured products can be issued in various forms, including publicly offered and privately placed debt securities, publicly offered and privately placed pooled investments (such as closed end-funds and trusts), and certificates of deposit. Some structured products are listed on securities exchanges, while others trade in over-the-counter secondary markets.

Different Types of Structured Products

Structured products may be principal-protected or non-principal-protected. In each of those general categories, structured products can be further classified by investment strategy.

Principal-protected structured products offer return of principal at maturity. They are designed for investors who seek exposure to an asset class, and/or who wish to reflect a certain view of the market, but who also want to protect the principal value of their investment, provided the investment is held to maturity. Principal-protected structured products are typically 100% principal protected, but they can also be partially protected (for example, only 90% of the principal amount is protected from a decline in value of the underlying asset).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the particular offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-888-215-4145.

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In general, principal-protected structured products linked to commodities, equities or indexes do not pay any coupons. The returns, if any, on these products are typically payable at maturity and depend on the performance of the underlying commodities, equities or indexes. Principal-protected structured products linked to interest rates, on the other hand, typically pay higher current coupons than could be achieved by investing directly in traditional debt instruments of similar credit quality and maturity. However, those coupons may be at risk based on the performance of the underlying interest rates, or those structured products may be subject to call risk.

Non-principal-protected structured products do not offer return of principal at maturity. In return for placing their principal at risk, investors may be entitled to higher current yields than could be achieved by investing directly in an equity security, or may be entitled to enhanced upside exposure linked to an underlying asset.

Certain structured products provide direct exposure to global markets, industry sectors, investment strategies and/or asset classes that may not be available to investors directly, or that may not be available to investors in a cost-efficient manner. These structured products may be principal-protected or non-principal-protected.

FEATURES AND BENEFITS

For investors who find that the risk profile of structured products fits their investment objectives, benefits of investing in structured products include:

Potential for Enhanced Risk-Adjusted Returns. Structured products may complement a portfolio by providing performance characteristics of multiple asset classes within a single investment. For example, a traditional principal-protected index-linked note typically performs more like the underlying index as the underlying index increases in value. On the other hand, it will perform more like a debt security if the underlying index decreases in value. Adding structured products to a well-diversified portfolio may help decrease overall portfolio downside volatility, while offering the opportunity to enhance overall portfolio returns on an absolute or risk-adjusted basis.

Tailoring the Risk/Return Profile of Underlying Investments. Structured products often allow investors to tailor the risk/return profile of underlying investments in order to better express investment views, such as to either maximize expected performance or hedge risks related to individual securities or commodities, interest rates, currencies, inflation and other investments. For example, many enhanced growth and enhanced yield strategies are designed to outperform their underlying assets in modest growth environments. Many principal-protected strategies are designed to hedge against risk of loss in an underlying asset.

Access to Investment Strategies with Benefit of Economies of Scale. Many structured products are designed to enable investors to obtain exposure to various investment strategies and markets, such as commodities and international equities (with or without currency protection), that may not be readily available through traditional investments. Investors may be reluctant to implement these trading or investment strategies directly due to their high costs, overall complexity or time-consuming nature. Structured products may allow individual investors to take advantage of cost efficiencies and economies of scale typically available only to institutional investors.

Access to New Return Profiles. Structured products often incorporate return profiles that were previously only available through the use of derivative contracts. In this way, Wachovia can effectively facilitate investors’ exposure to derivative-like payoffs, a key advantage for investors who cannot participate directly or efficiently in the derivatives market. Moreover, structured products often package the market exposure in a manner that is more suitable and appropriate for individual investors than derivatives contracts.

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RISKS

Investors need to be aware of the risks of an investment in structured products. You should evaluate your individual financial condition and your ability to tolerate risk before investing in structured products. As with any investment, your Wachovia Securities Financial Advisor can advise you on whether structured products are appropriate for you based on your overall investment objectives.

Set out below are some of the most significant risks associated with investing in structured products. The list is not exhaustive. Particular structured products may involve other risks, which will be disclosed in the offering documents for those products.

Potential Loss of Principal. An investor may lose money investing in structured products. Structured products are typically medium-term investments (terms ranging from 1 to 10 years) and, with limited exceptions, are suitable only for clients who are able to hold the investment until maturity. Some structured products are principal protected at maturity; others are not. For fully principal-protected structured products, an investor will be entitled to the return of the full principal amount only if the investor holds the structured product to maturity (or the call date if the structured product is callable at par or higher). Between purchase date and maturity, the market value (that is, the amount an investor would receive if he or she sold or redeemed the investment) of a structured product may fluctuate substantially. If an investor sells a structured product before maturity, the price may be less than the original invested amount, regardless of whether the structured product is principal protected or not.

Market Prices May Fluctuate Based on Unpredictable Factors. The market value of structured products will be affected by unpredictable factors that interrelate in complex ways. These factors may include, but are not limited to, the price or level of the underlying asset, the volatility of the underlying asset, interest rates, dividend rates, the issuer’s creditworthiness, time remaining to maturity and geopolitical conditions. Apart from these, there are many other factors that may affect the market value of structured products. The past performance of any of these factors is not indicative of future results.

Credit Risk. Many structured products are issued in the form of unsecured debt. Therefore, investors are subject to the credit risk and default risk of the issuer. If the issuer of a structured product defaults on its obligation, investors will receive significantly less than the principal amount of the structured product, even if the product is principal-protected.

Appreciation Potential May Be Limited. The appreciation potential of certain structured products may be limited by an issuer’s call right, a pre-defined maximum payment or a capped value at maturity.

Call Rights May Affect Value. Some structured products allow the issuer to redeem or “call” the structured product at its sole discretion. These structured products are referred to as being “callable.” On predetermined dates, the issuer can choose to redeem the structured product prior to maturity and pay a stated call price. The call price may be above, below or equal to the par amount of the structured product, and may or may not include accrued but unpaid interest, if any. Typically, the issuer will call a structured product when it is economically advantageous — for example, because the issuer can borrow at a lower rate or because an underlying asset has appreciated sufficiently. If a structured product is called, investors may not be able to reinvest their money at the same rate as the rate of return provided by the structured product that was called. This risk is referred to as “reinvestment risk.” Non-callable structured products may not be called by the issuer prior to maturity.

Value at Maturity/Call Date. In many structured products, the value paid to the investor at maturity or the specified call date is based on the market value of the underlying asset or market measure as of the valuation date, as detailed in the offering documentation. There may be significant fluctuations of the market value between the trade date and the specified valuation date; however, it is the value as of the valuation date that will determine the payout to the investor at maturity/call date.

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Interest payments. Although many structured products are issued in the form of debt securities, there may be periodic interest payments on certain structured products. In some cases, the interest rate may fluctuate, be reduced or be suspended upon the occurrence of specified events. The yield may be lower than on other investments. An investment in a structured product may not reflect the full opportunity cost to the investor when factors that affect the time value of money are taken into account. In certain cases where there is a significant rise in interest rates, a coupon cap embedded into a structured product could negatively affect the market value of the product.

Liquidity. Structured products may or may not be listed on a securities exchange. Even if a structured product is listed on a securities exchange, there is no assurance that a liquid trading market for that structured product will develop.

Potential Conflicts of Interest. Potential conflicts of interest could arise in respect of structured products for which an affiliate of Wachovia Securities is the issuer, and/or for which an affiliate Wachovia Securities has a role that could potentially affect the value of the security, such as calculation agent or hedging counterparty. The calculation agent for a structured product is responsible for calculating the levels of securities, assets or indexes that determine the amount payable at maturity of the structured product. These responsibilities as calculation agent could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the underlying securities, assets or index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of the discontinuance of an index to which a structured product is linked. Any such conflicts are disclosed in the offering documents for the structured products. Wachovia Bank,National Association frequently acts as calculation agent for structured products. Wachovia Bank is a bank affiliate of Wachovia Securities owned by Wachovia Corporation.

TAX TREATMENT

Tax treatment of many structured products is potentially complex and may be uncertain. In addition, the tax treatment of an investment in many structured products may differ from the tax treatment of an investment in traditional investments, such as conventional debt securities, CDs or common stock. Also, the timing and character of income payments, as well as amounts received upon sale, exchange, redemption or maturity, may differ from the timing and character of equivalent payments on more conventional investments, including the assets to which a structured product may be linked.

Principal-protected structured products. principal-protected structured products are generally treated as debt for United States federal income-tax purposes. Depending on the payoff characteristics of a particular structured product, it will either be treated as conventional debt or it will be subject to special rules governing “contingent payment debt instruments,” often referred to as “contingent debt.”

The holder of a contingent debt instrument will generally be required to pay taxes on ordinary income over the term of the contingent debt instrument based on the issuer’s comparable yield, even though the holder may not receive any payments until maturity. This is the case even if the contingent debt instrument is issued at par. In addition, even though a contingent debt instrument is linked to an asset that would otherwise give rise to capital gain or loss upon sale, such as stocks or commodities, any gain or loss realized upon sale, early redemption or maturity of a contingent debt instrument will generally be treated as ordinary income.

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Non-principal-protected structured products with current income. In general, depending upon the particular structure, non-principal-protected structured products that pay current income, such as non-principal-protected enhanced yield structured products and certain access structured products, may be characterized either as prepaid forward contracts or, if the product does not provide participation in the appreciation of an underlying asset, may be split into separate instruments for tax purposes, such as a non-contingent debt instrument and a short put option. Other tax characterizations are also possible.

If a structured product that pays current income is characterized as a prepaid forward contract, it is likely that the holder will be taxed on any income payments as ordinary income in the year received. If the structured product is split into a non-contingent debt instrument and a short put option, the portion of the income payments attributable to the debt instrument will be taxable as ordinary income in the year received,and the portion attributable to the put option will be deferred.

As a result of the complexities of tax-reporting requirements, and since Wachovia Securities is not a tax or legal advisor, you should consult with your tax advisor or attorney prior to investing in structured products.

COST OF INVESTING IN STRUCTURED PRODUCTS

Costs and expenses of investing in a structured product may reduce the value of an investment as well as the return on the investment. An understanding of the costs and expenses associated with a structured product is essential in determining whether that product is a suitable investment. The expenses in structured products include, but are not limited to:

Underwriting Discounts and Selling Concessions

Like most other securities offerings, the offering price for structured products includes underwriting discounts and commissions that are paid to the lead underwriter(s) as compensation for their managing and distributing the securities and for incurring underwriting liability. For publicly registered offerings, the total amount of discounts and commissions is disclosed on the cover page of the related prospectus. The separate components of the total compensation, including the underwriting discount (if any), the selling commissions, and any other similar placement or referral fees, are disclosed in of the related prospectus.

In a traditional offering of a structured product, the selling concession is paid at the time of the initial offering; however, for certain structured products, a portion of the selling concession may be paid at the time of the initial offering and the remainder may be paid over time to broker-dealers whose clients continue to hold the securities on specified dates.

Other Costs

The issuer of a structured product will typically seek to hedge its obligations in an effort to reduce its exposure to the price movements of the underlying asset(s). The counterparty that executes these hedges for the issuer (the hedging counterparty) expects to earn a profit in return for assuming the risks of hedging. Therefore, in addition to the underwriting compensation and selling concession, the initial offering price of a structured product typically reflects the cost of hedging the issuer’s obligations, including the projected profit of hedging.

Some structured products may include an adjustment amount that reduces an investor’s exposure to the underlying asset. The adjustment may be a one-time adjustment at the time of issuance and/or an ongoing adjustment over time. This adjustment can cause the return on the structured product to be lower than the return on the underlying asset(s). This type of fee structure is most common for non-principal-protected structured products in the Access investment strategy. The adjustment can consistent of a number of components, including ongoing selling concessions, hedging costs, expenses and potential profit, and will be disclosed in the prospectus relating to the offering.

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Wachovia Securities and your Financial Advisor are compensated in ways that vary depending on the investment. The sales commissions charged on structured products will vary depending on factors such as term and complexity. Since Wachovia Securities will typically serve as an underwriter in the offering, Wachovia Securities will receive underwriting discounts and commissions. Additionally, affiliates of Wachovia Securities will typically act as the hedging counter-party for the issuer of the structured product (whether the issuer is Wachovia Corporation, a third-party issuer, or a trust or fund vehicle). The hedging counterparty expects to earn a profit over time; this profit is highly subject to market conditions, can be higher or lower than projected, and may be negative. Structured products bought in the secondary market, whether on a securities exchange or over the counter, will be subject to transaction costs, and the secondary market prices will typically reflect bid/offer spreads.

Effect of Costs on Secondary Market Transaction

Assuming no change in market conditions or any other relevant factors affecting a structured product, secondary market prices for that structured product will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the structured product, as well as the projected profit included in the cost of hedging the issuer’s obligations under the structured product.

INVESTOR CHARACTERISTICS

Suitability Requirements

Structured products are not suitable for all investors. You should consider your individual financial condition and your ability to evaluate and tolerate the risks before you invest in structured products.

Diversification

Wachovia Securities believes that investors should diversify their investments. It is recommended that investors observe an asset-allocation strategy and not overweight their overall portfolio in any one class of securities. Although asset allocation can be an effective investment strategy, it cannot eliminate the risk of fluctuating prices and uncertain returns.

HOW ARE YOUR FINANCIAL ADVISOR AND WACHOVIA SECURITIES PAID ON STRUCTURED PRODUCTS?

For helping you invest in the most appropriate structured products,Wachovia Securities and your Financial Advisor are compensated in ways that vary depending on the selected investment. For most purchases of structured products, your Financial Advisor will receive a portion of the commission or markup received by Wachovia Securities in connection with the transactions.

In most cases, a Financial Advisor’s compensation is based on the dollar amount purchased or sold. In certain fee-based accounts, a Financial Advisor’s compensation is based on a percentage of assets in the account, rather than on the concession as mentioned above.

The compensation formula that determines the amount of payment to your Financial Advisor is generally the same for all structured products. Within our Investment Services Group (our division that operates in Wachovia Financial Centers), a Licensed Financial Specialist (LFS) may refer you to a Financial Advisor, as they generally work as a team. In this case, the LFS will be compensated through a referral arrangement with the Financial Advisor.

In addition, affiliates of Wachovia Securities may receive compensation in connection with their roles in creating, distributing, hedging and making a market in structured products. As mentioned above, affiliates of Wachovia Securities, such as Wachovia Bank, National Association, will frequently act as the hedging counterparty for the issuer of structured products, whether the issuer is Wachovia Corporation, a third-party issuer, or a trust or fund vehicle. These affiliates, including Wachovia Bank, expect to earn a profit from their hedging activities. Any hedging transaction is required to be entered into at a fair price, that is, it must be priced in good faith; on an arm’s length, commercially reasonable basis; and in accordance with pricing methods and models and procedures used in the ordinary course of business for pricing similar transactions. Also, Wachovia Capital Markets, LLC creates structured products and receives compensation for underwriting structured products, and may receive compensation for making a market in structured products in the form of bid-offer spreads. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its subsidiaries, including Wachovia Capital Markets, LLC, Member NYSE, FINRA, SIPC. It is also the trade name used by two separate, registered broker-dealers and nonbank affiliates of Wachovia Corporation providing certain retail securities brokerage services: Wachovia Securities, LLC, Member NYSE/SIPC, and Wachovia Securities Financial Network, LLC, Member FINRA/SIPC.

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WACHOVIA SECURITES’ RELATIONSHIPS WITH STRUCTURED PRODUCTS ISSUERS

In addition to the commission or markup received by Wachovia Securities in connection with purchases of structured products, Wachovia Securities receives payments from the issuers of structured products, which may include Wachovia Corporation. These payments may be used to pay for training, educational conferences, meetings for our Financial Advisors, and meetings for our clients or prospective clients, as well as for conducting due diligence on the structured products. The payments also provide marketing support, which is usually calculated as a percentage of structured products sales or assets.

These amounts are not part of the compensation formula for your Financial Advisor. We believe that these financial arrangements do not compromise the advice your Financial Advisor offers you. If you have any questions about these practices, please contact your Financial Advisor.

In the course of establishing annual firm sales targets for business planning purposes, sales with our affiliates, who provide products and services such as mutual funds, hedge funds, insurance and banking products and services, and structured products, are included in our goals. We do not offer enhanced financial incentives for our Financial Advisors to solicit these products and services. We intend to make all recommendations independent of such sales goals and based solely on our obligations to consider the clients’ objectives and needs.

To learn more about structured products, ask your Financial Advisor or visit the following websites:

Wachovia Securities — Private Client Group and Wachovia Securities Financial Network www.wachoviasec.com

Wachovia Securities — Investment Services Group (in-bank Financial Centers) www.wachovia.com

For additional investor information:

Financial Industry Regulatory Authority —www.finra.org

Securities and Exchange Commission —www.sec.gov

Securities Industry and Financial Markets Association — www.sifma.org

SECURITIES AND INSURANCE PRODUCTS:

NOT INSURED BY FDIC OR ANY FEDERAL GOVERNMENT AGENCY • MAY LOSE VALUE • NOT A DEPOSIT OF OR GUARANTEED BY A BANK OR ANY BANK AFFILIATE

To ensure compliance with requirements imposed by the IRS, we inform you that any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax penalties or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Investment products and services are offered through Wachovia Securities, the trade name used by two separate, registered broker-dealers and nonbank affiliates of Wachovia Corporation: Wachovia Securities, LLC, Member NYSE/SIPC, and Wachovia Securities Financial Network, LLC, Member FINRA/SIPC. ©2007 Wachovia Securities, LLC 85604 1007-66088 10/07